Exhibit 5
[FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC. LETTERHEAD]
November 30, 2005
Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106
Gentlemen and Ladies:
As the General Counsel to Fairchild Semiconductor International, Inc., a Delaware corporation (the “Company”), I am familiar with the registration statement on Form S-8 being filed today by the Company with the Securities and Exchange Commission relating to 250,000 shares (the “Shares”) of the Company’s Common Stock to be issued pursuant to a non-plan stock option agreement (the “Stock Option Agreement”) and deferred stock unit award agreement (the “Deferred Stock Unit Agreement” and, together with the Stock Option Agreement, the “Equity Agreements”) between the Company and its president and chief executive officer, and the corporate authorizations related thereto.
It is my opinion that the Shares, when issued and sold hereafter in accordance with the provisions of the Equity Agreements, in accordance with Delaware law and upon payment of the price for the Shares as contemplated by the Stock Option Agreement and satisfaction of the other conditions set forth in the Equity Agreements, will be validly issued, fully paid and nonassessable.
I hereby consent to the use of this opinion as Exhibit 5 of the above-referenced registration statement and the prospectus that forms a part thereof. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act.

Yours truly,

/s/ Paul D. Delva

Paul D. Delva Senior Vice President, General Counsel and Secretary